Exhibit 99.1

Independent Results Show that BiondVax’s Universal Flu Vaccine
Administered in a Trial 3 years ago Improves Immunogenicity against
Current Flu H3N2 Epidemic

Ness Ziona, Israel – August 3, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today announced it received the statistical analysis of results from a study which demonstrates that BiondVax’s universal flu vaccine (M-001), administered in the BVX-005 phase II trial which took place in 2012, provided participants with increased immunogenicity against future strains which did not exist at the time of the study- in particular the current newly emerged H3N2 influenza (flu) strain that caused the epidemic in the United States in 2015.

In 2012, 120 elderly participants aged 65 or over, participated in the BVX-005 trial. This trial was concluded successfully, demonstrating induction of both humoral and cellular immune responses to BiondVax’s vaccine and to multiple influenza viruses. In that trial, 90 participants were injected with the M-001 universal flu vaccine a few weeks prior to immunization with TIV (the commercially available seasonal flu vaccine of that time). The remaining group of 30 was a control group which was provided with a placebo followed by the TIV.

Three years later, in 2015, BiondVax exposed the blood plasma samples from the BVX-005 participants (taken following the completion of the trial in 2012) to the current influenza flu epidemic H3N2 strain (A/Switzerland/9715293/2013), which in 2012 did not yet exist.

BiondVax examined the immunogenicity (HAI) antibodies in each blood plasma sample and found significantly increased level of protective antibodies against the H3N2 strain in the samples taken from participants that received the M-001 vaccine in comparison to the control group. An average of 50% or greater of the participants in the experimental group receiving M-001 showed immunogenicity against this new strain versus only 10% on average in the control group, a result which has statistically high significance.

This concurs with the similar results found in BiondVax's recent BVX-006 phase II trial, showing increased antibody response to the H3N2 epidemic flu strain in those that received BiondVax’s universal vaccine, although it was not included in the commercially available seasonal flu vaccine of the 2014/15 season. Management believe that this data confirms the universal nature of BiondVax's vaccine, protecting against all types of flu strains.

Ron Babecoff, BiondVax’s President and CEO, commented, “We are happy that the participants which received our vaccine in the trial three years ago present a higher immunogenicity, even to actual flu strains in circulation now. The independently provided statistical analysis we reported today is very important as it demonstrates that M-001 provides a safety net by broadening the immunogenicity to existing and future flu strains - in this case, against a specific flu strain that back when the trial was conducted, did not yet exist. If our vaccine was approved by the necessary regulatory bodies and available in the market during the last winter, we believe that the recent epidemic could have been prevented. These results are another important data point showing the importance of our work for global public health and in particular for the elderly which are most vulnerable to this dangerous virus.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, uncertainty of clinical trial results or regulatory approvals or clearances, final results from subsequent clinical trials, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 investor.relations@biondvax.com